February 12, 2019

Frederick Herbst
Chief Financial Officer
Ready Capital Corporation
1140 Avenue of the Americas, 7th Floor
New York, NY 10036

       Re: Sutherland Asset Management Corporation
           Form 10-K for the year ended December 31, 2017
           Filed March 16, 2018
           File No. 001-35808

Dear Mr. Herbst:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities